Exhibit (d)(5)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this      day of August 2008 by and between Allergy Research Group, Inc., a Florida corporation (the “Company”), and                      (the “Employee”).

RECITALS

THE PARTIES ENTER THIS AGREEMENT on the basis of the following facts, understandings and intentions:

A. The Company desires to employ the Employee, and the Employee desires to accept such employment, on the terms and conditions set forth in this Agreement.

B. This Agreement shall be effective immediately and shall govern the employment relationship between the Employee and the Company from and after the date of the closing of the merger of Longhorn Acquisition Corp. with and into the Company (the “Effective Date”), and, as of such date, supersedes and negates all previous agreements and understandings with respect to such relationship.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals incorporated herein and the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the parties agree as follows:

1.	Retention and Duties.

1.1	Retention. The Company does hereby hire, engage and employ the Employee for the Period of Employment (as defined in Section 2) on the terms and conditions expressly set forth in this Agreement. The Employee does hereby accept and agree to such hiring, engagement and employment, on the terms and conditions expressly set forth in this Agreement.

1.2	Duties. During the Period of Employment, the Employee shall serve the Company as its [ ]. During the Period of Employment, the Employee shall report to Manfred Salomon, or such other person or persons as may be designated by the board of directors of the Company (the “Board”) in its discretion (the “Designated Person”).

1.3	No Other Employment; Minimum Time Commitment. During the Period of Employment, the Employee shall (i) devote substantially all of the Employee’s business time, energy and skill to the performance of the Employee’s duties for the Company, (ii) perform such duties in a faithful, effective and efficient manner to the best of his or her abilities, and (iii) hold no other employment (except such employment as may be approved by the Board or the Designated Person and does not interfere with the ability of the Employee to perform his or her duties hereunder).

1.4	Location. The Employee’s principal place of employment shall be the Company’s principal executive office as it may be located from time to time, provided that (i) if the Company relocates the Employee’s principal place of employment to a location that is more than fifty (50) miles from the current location of the Company’s executive offices in Alameda, California, and (ii) the Employee terminates his or her employment with the Company within thirty (30) days after receiving notice from the Company of such relocation, such termination of employment shall be treated as a termination by the Company without Cause pursuant to Section 5.1(ii) below and the Employee shall be entitled to receive the Severance Benefit set forth in Section 5.3(b) in accordance with and subject to the terms and conditions of such section. For purposes of clarity, if the Company requires that the Employee relocate his or her principal place of employment to a location that is more than fifty (50) miles from the current location of the Company’s executive offices in Alameda, California and the Employee refuses to so relocate, such refusal in and of itself shall not constitute Cause for the Company to terminate the Employee’s employment pursuant to Section 5.1(i), provided that the Employee terminates his or her employment within the 30-day period prescribed above. The Employee acknowledges that he or she may be required to travel from time to time in the course of performing his or her duties for the Company.

2.	Period of Employment. The “Period of Employment” shall be a period of two years commencing on the Effective Date and ending at the close of business on the second anniversary of the Effective Date; provided, however, that this Agreement and the Period of Employment may be extended by mutual written agreement of the Company and the Employee. The term “Period of Employment” shall include any extension thereof pursuant to the preceding sentence. A decision by either party that the Period of Employment shall not be extended or further extended, as the case may be, shall not constitute a breach of this Agreement. Notwithstanding the foregoing, the Period of Employment is subject to earlier termination as provided below in this Agreement.

3.	Compensation.

3.1	Base Salary. During the Period of Employment, the Company shall pay the Employee a base salary (the “Base Salary”) in accordance with the Company’s regular payroll practices in effect from time to time but not less frequently than monthly. The Employee’s Base Salary shall be at an annualized rate of [ ($ )]. The Board (or a committee thereof) may, in its sole discretion, increase (but not decrease) the Employee’s rate of Base Salary.

3.2	Incentive Bonus. Commencing with the 2008 fiscal year, the Employee shall be eligible to receive an incentive bonus for each fiscal year of the Company that occurs during the Period of Employment (“Incentive Bonus”). Notwithstanding the foregoing and except as otherwise expressly provided in this Agreement, the Employee must be employed by the Company at the time the Company pays the Incentive Bonus with respect to a particular year generally in order to be eligible for an Incentive Bonus with respect to that year. The Employee’s Incentive Bonus amount for the Company’s 2008 fiscal year shall be [ Dollars ($ )] (subject to the continued employment requirement set forth above).

4.	Benefits.

4.1	Retirement, Welfare and Fringe Benefits. During the Period of Employment, the Employee shall be entitled to participate in all employee retirement, pension and welfare benefit plans and programs, and fringe benefit plans and programs, made available by the Company to the Company’s employees generally, in accordance with the eligibility and participation provisions of such plans and as such plans or programs may be in effect from time to time; provided, however, that the Company shall use its commercially reasonable efforts to provide the Employee during the Period of Employment (under benefit plans or arrangements maintained by the Company immediately prior to the Effective Date or otherwise) with benefits that are at least substantially comparable in the aggregate to the benefits the Company provided to the Employee immediately prior to the Effective Date.

4.2	Reimbursement of Business Expenses. The Employee is authorized to incur reasonable expenses in carrying out the Employee’s duties for the Company under this Agreement and shall be entitled to reimbursement for all reasonable business expenses the Employee incurs during the Period of Employment in connection with carrying out such duties, subject to the Company’s expense reimbursement policies and any pre-approval policies in effect from time to time. In all events, any such reimbursement shall be paid not later than the end of the Employee’s taxable year following the year in which the related expense was incurred.

4.3	Vacation and Other Leave. During the Period of Employment, the Employee’s annual rate of vacation accrual shall be [ ( )] days per year; provided that such vacation shall accrue and be subject to the Company’s vacation policies (including accrual caps) in effect from time to time. The Employee shall also be entitled to all other holiday and leave pay generally available to other employees of the Company.

5.	Termination.

5.1	Termination by the Company. The Employee’s employment by the Company, and the Period of Employment, may be terminated at any time by the Company: (i) with Cause (as defined in Section 5.5), or (ii) without Cause, or (iii) in the event of the Employee’s death, or (iv) in the event that the Board determines in good faith that the Employee has a Disability (as defined in Section 5.5).

5.2	Termination by the Employee. The Employee’s employment by the Company, and the Period of Employment, may be terminated by the Employee with no less than ninety (90) days advance written notice to the Company (such notice to be delivered in accordance with Section 17).

5.3

Benefits upon Termination. If the Employee’s employment by the Company is terminated during the Period of Employment for any reason by the Company or by the Employee, or upon or following the expiration of the Period of Employment (in any case, the date that the Employee’s employment by the Company terminates is referred to as the “Severance Date”), the Company shall have no further obligation to make or provide to the Employee, and the Employee shall have no further right to receive or obtain from the Company, any payments or benefits except as follows:

(a) The Company shall pay the Employee (or, in the event of his or her death, the Employee’s estate) any Accrued Obligations (as such term is defined in Section 5.5);

(b) If, during the Period of Employment, the Employee’s employment with the Company terminates as a result of a termination (i) by the Company without Cause pursuant to Section 5.1(ii) or (ii) by the Employee due to a relocation as contemplated by Section 1.4, the Employee shall be entitled to (in addition to the Accrued Obligations), subject to the following provisions of this Section 5.3 and Section 5.4 and subject to tax withholding and other authorized deductions, an amount equal to fifty percent (50%) of his or her Base Salary at the annualized rate in effect on the Severance Date (the “Severance Benefit”). The Severance Benefits shall be paid in substantially equal installments in accordance with the Company’s standard payroll practices over a period of six (6) consecutive months, with the first installment payable, subject to Section 5.7, in the month following the month in which the Employee’s Separation from Service (as defined in Section 5.5) occurs. The Company shall also promptly pay to the Employee any Incentive Bonus that would otherwise be paid to the Employee had his or her employment not terminated with respect to any fiscal year that ended before the Severance Date, to the extent not theretofore paid.

(c) Notwithstanding the foregoing provisions of this Section 5.3, if the Employee breaches his or her obligations under Section 6 at any time, from and after the date of such breach and not in any way in limitation of any right or remedy otherwise available to the Company, the Company will no longer be obligated to pay any remaining unpaid amount contemplated by Section 5.3(b); provided that, if the Employee provides the release contemplated by Section 5.4, in no event shall the Employee be entitled to benefits pursuant to Section 5.3(b) of less than $5,000, which amount the parties agree is good and adequate consideration, in and of itself, for the Employee’s release contemplated by Section 5.4.

(d) The foregoing provisions of this Section 5.3 shall not affect: (i) the Employee’s receipt of benefits otherwise due terminated employees under group insurance coverage consistent with the terms of the Company’s welfare benefit plans; (ii) the Employee’s rights under COBRA to continue participation in health insurance coverage; or (iii) the Employee’s receipt of benefits otherwise due in accordance with the terms of the Company’s 401(k) plan (if any).

5.4	Release; Exclusive Remedy.

(a) This Section 5.4 shall apply notwithstanding anything else contained in this Agreement to the contrary. As a condition precedent to any Company obligation to the Employee pursuant to Section 5.3(b), the Employee shall, upon or promptly following his or her last day of employment with the Company, provide the

Company with a valid, executed general release agreement in a form acceptable to the Company, and such release agreement shall have not been revoked by the Employee pursuant to any revocation rights afforded by applicable law.

(b) The Employee agrees that the payments and benefits contemplated by Section 5.3 shall constitute the exclusive and sole remedy for any termination of his or her employment and the Employee covenants not to assert or pursue any other remedies, at law or in equity, with respect to any termination of employment. The Company and the Employee acknowledge and agree that there is no duty of the Employee to mitigate damages under this Agreement. The Employee agrees to resign, on the Severance Date, as an officer and director of the Company and any affiliate of the Company, and as a fiduciary of any benefit plan of the Company or any affiliate of the Company, and to promptly execute and provide to the Company any further documentation, as requested by the Company, to confirm such resignation.

5.5	Certain Defined Terms.

(a) As used herein, “Accrued Obligations” means (i) any Base Salary that had accrued but had not been paid (including accrued and unpaid vacation time) on or before the Severance Date; and (ii) any reimbursement due to the Employee pursuant to Section 4.2 for expenses reasonably incurred by the Employee on or before the Severance Date.

(b) As used herein, “Cause” shall mean, as reasonably determined by the Designated Person or the Board (excluding the Employee, if he or she is then a member of the Board) based on the information then known to it, that one or more of the following has occurred and, with respect to items (iii) and (iv) below, has not been cured within thirty (30) days following the Employee’s receipt of notice thereof from the Designated Person or the Board: (i) the Employee is convicted of, or has pled guilty or nolo contendere to, a felony (under the laws of any relevant jurisdiction); (ii) the Employee has engaged in acts of fraud, dishonesty or other acts of willful misconduct in the course of his duties hereunder; (iii) the Employee willfully fails to perform or uphold his duties under this Agreement and/or willfully fails to comply with reasonable directives of the Designated Person or the Board; or (iv) a material breach by the Employee of any provision of this Agreement or any material breach by the Employee of any other contract he or she is a party to with the Company or any of its affiliates.

(c) As used herein, “Disability” shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Employee unable to perform the essential functions of his employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 180 days in any 12-month period, unless a longer period is required by federal or state law, in which case that longer period would apply.

(d) As used herein, a “Separation from Service” occurs when the Employee dies, retires, or otherwise has a termination of employment with the Company that constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder.

5.6	Notice of Termination. Any termination of the Employee’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. This notice of termination must be delivered in accordance with Section 17 and must indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

5.7	Section 409A. If the Employee is a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of the Employee’s Separation from Service, the Employee shall not be entitled to any payment or benefit pursuant to Section 5.3(b) until the earlier of (i) the date which is six (6) months after his or her Separation from Service for any reason other than death, or (ii) the date of the Employee’s death. The provisions of this paragraph shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code. Any amounts otherwise payable to the Employee upon or in the six (6) month period following the Employee’s Separation from Service that are not so paid by reason of this Section 5.7 shall be paid (without interest) as soon as practicable (and in all events within thirty (30) days) after the date that is six (6) months after the Employee’s Separation from Service (or, if earlier, as soon as practicable, and in all events within thirty (30) days, after the date of the Employee’s death).

6.	Protective Covenants.

6.1

Confidential Information. As a material part of the consideration for the Company’s commitment to the terms of this Agreement, the Employee hereby agrees that the Employee will not at any time (whether during or after the Employee’s employment with the Company), other than in the course of the Employee’s duties hereunder, disclose or use for the Employee’s own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise, any trade secrets, or other confidential data or information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, or plans of and specific to the Company or any of its affiliates (collectively, “Confidential Information”); provided, however, that the foregoing shall not apply to information which is generally known to the industry or the public, other than as a result of the Employee’s breach of this covenant. The Employee further agrees that the Employee will not retain or use for his or her account, at any time, any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or any of its affiliates. Notwithstanding the foregoing, this Section 6.1 shall not apply when (i) disclosure of Confidential Information is required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent jurisdiction to order the Employee to disclose or make available such information (provided, however, that the Employee shall immediately notify the

Company in writing upon receiving a request for such information), or (ii) with respect to any other litigation, arbitration or mediation involving this Agreement, including but not limited to enforcement of this Agreement. The Employee shall promptly deliver to the Company upon the termination of Employee’s employment with the Company, for any reason, or any time the Company may so request, all memoranda, notes, records, reports, manuals, charts, and any other documents of a confidential nature belonging to the Company or its affiliates, including all copies, wherever and however located, including electronically, of such materials which the Employee may then possess or have under the Employee’s control. Upon termination of the Employee’s employment with the Company, the Employee shall not take any document, data, or other material of any nature containing or pertaining to the proprietary information of the Company or any of its affiliates.

6.2	Non-Solicitation of Employees and Consultants. During the Period of Employment and for a period of six (6) months after the Severance Date, the Employee will not directly or indirectly through any other individual or entity induce or attempt to induce any employee or independent contractor of the Company or any of its affiliates to leave the employ or service, as applicable, of the Company or such affiliate, or in any way interfere with the relationship between the Company or any such affiliate, on the one hand, and any employee or independent contractor thereof, on the other hand.

6.3	Non-Solicitation of Customers. During the Period of Employment and for a period of six (6) months after the Severance Date, the Employee will not directly or indirectly through any other individual or entity influence or attempt to influence customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents, or partners of the Company or any of its affiliates to divert their business away from the Company or such affiliate, and the Employee will not otherwise interfere with, disrupt or attempt to disrupt the business relationships, contractual or otherwise, between the Company or any affiliate of the Company, on the one hand, and any of its or their customers, suppliers, vendors, lessors, licensors, joint venturers, associates, officers, employees, consultants, managers, partners, members or investors, on the other hand; provided, a customer’s purchase of products from a future employer of the Employee shall not, by itself and without any solicitation by the Employee, be considered as diversion of business under this Section 6.3.

6.4

Understanding of Covenants. The Employee acknowledges that, in the course of his or her employment with the Company and/or its affiliates and their predecessors, he has become familiar, or will become familiar, with the Company’s and its affiliates’ and their predecessors’ trade secrets and with other confidential and proprietary information concerning the Company, its affiliates and their respective predecessors and that his services have been and will be of special, unique and extraordinary value to the Company and its affiliates. The Employee agrees that the foregoing covenants set forth in this Section 6 (together, the “Restrictive Covenants”) are reasonable and necessary to protect the Company’s and its affiliates’ trade secrets and other confidential and proprietary information, good will, stable workforce, and customer relations. The Employee (i) represents that he or she is familiar with and has carefully considered the Restrictive Covenants, (ii) represents that he or she is fully aware of his obligations hereunder, (iii) agrees to the reasonableness of the length of time, scope and geographic coverage, as applicable, of the Restrictive Covenants, and (iv) agrees that the Restrictive Covenants will continue in effect for the applicable periods set forth above in this Section 6, regardless of whether the Employee is then entitled to receive severance pay or benefits from the Company. The Employee agrees that the Restrictive Covenants do not confer a benefit upon the Company disproportionate to the detriment of the Employee.

6.5	Enforcement. The Employee agrees that the Employee’s services are unique and that he or she has access to Confidential Information. Accordingly, the Employee agrees that a material breach by the Employee of any of the Restrictive Covenants may cause immediate and irreparable harm to the Company that would be difficult or impossible to measure, and that damages to the Company for any such injury would therefore be an inadequate remedy for any such breach. Accordingly, the Employee agrees that if he or she materially breaches any term of this Section 6, the Company shall be entitled, in addition to and without limitation upon all other remedies the Company may have under this Agreement, at law or otherwise, to obtain injunctive or other appropriate equitable relief to restrain any such breach upon a showing by the Company of the legal requirements to obtain such relief.

7.	Withholding Taxes. Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

8.	Successors and Assigns. This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

9.	Number and Gender. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

10.	Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

11.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of California, without giving effect to any choice of law or conflicting provision or rule (whether of the state of California or any other jurisdiction) that would cause the laws of any jurisdiction other than the state of California to be applied.

12.	Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

13.	Entire Agreement. This Agreement embodies the entire agreement of the parties hereto respecting the matters within its scope. This Agreement supersedes all prior and contemporaneous agreements of the parties hereto that directly or indirectly bears upon the subject matter hereof. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth herein.

14.	Modifications. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

15.	Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16.	Arbitration. Except as provided in Section 6.5, Employee and the Company agree that any controversy arising out of or relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or any other controversy arising out of Employee’s employment, including, but not limited to, any state or federal statutory claims, shall be submitted to arbitration in San Francisco, California, before a sole arbitrator (the “Arbitrator”) selected from the American Arbitration Association, as the exclusive forum for the resolution of such dispute; provided, however, that provisional injunctive relief may, but need not, be sought by either party to this Agreement in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief which the Arbitrator deems just and equitable, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The parties acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement or Employee’s employment. The parties agree that the Company shall be responsible for payment of the forum costs of any arbitration hereunder, including the Arbitrator’s fee, but that each party shall bear its own attorneys fees and other expenses.

17.	Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, transmitted via telecopier, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated or at such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder and received when delivered personally, when received if transmitted via telecopier, five days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service.

(i) if to the Company, to:

c/o Country Life LLC

180 Vanderbilt Motor Parkway

Hauppauge, New York 11788

Attention: Richard Belenski

with a copy to:

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, California 94111

Attn: Michael J. Kennedy, Esq. and Eric C. Sibbitt, Esq.

(ii) if to Employee, to Employee’s last known address as reflected on the books and records of the Company.

18.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

19.	Legal Counsel; Mutual Drafting. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had ample opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. The Employee agrees and acknowledges that he has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement.

IN WITNESS WHEREOF, the Company and the Employee have executed this Agreement as of the Effective Date.

“COMPANY”

Allergy Research Group, Inc., a Florida corporation

By:
Name:
Title:

“EMPLOYEE”

[Name]